

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2018

Cynthia W. Hu
Chief Operating Officer, General Counsel & Secretary
CASI Pharmaceuticals, Inc.
9620 Medical Center Drive, Suite 300
Rockville, Maryland 20850

> **Re: CASI Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 25, 2018**
> **File No. 333-222701**

Dear Ms. Hu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Richard E. Baltz - Arnold & Porter Kaye Scholer LLP